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                          October 20, 2022

       Hengfang Li
       Chief Executive Officer
       ReTo Eco-Solutions, Inc.
       c/o Beijing REIT Technology Development Co., Ltd.
       X-702, Runfengdeshangyuan, 60 Anli Road
       Chaoyang District
       Beijing, People's Republic of China 100101

                                                        Re: ReTo Eco-Solutions,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed October 6,
2022
                                                            File No 333-267101

       Dear Hengfang Li:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-3 filed October 6,
2022

       Conventions that apply to this Prospectus, page ii

   1. We note your response to prior comment 2. Please remove the exclusion of Hong Kong and Macau from your
definition of    China    and    the PRC;    however, you may clarify that
                                                        "China" or "the PRC"
does not include Hong Kong or Macau when you reference specific laws and regulations
adopted by the PRC.
 Hengfang Li
FirstName LastNameHengfang   Li
ReTo Eco-Solutions, Inc.
Comapany
October 20,NameReTo
            2022      Eco-Solutions, Inc.
October
Page 2 20, 2022 Page 2
FirstName LastName
        Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Anne Parker, Office
Chief, at 202-551-3611 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Wei Wang, Esq.